UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030651

NC ACT
P.E 1-2-2002
1-09998

March 13, 2002

James M. Doyle, Jr.
Matthews and Branscomb
112 East Pecan, Suite 1100
San Antonio, Texas 78205

Act 1934
Section 14A-8
Rule
Public Availability 3/13/2002

Re: Lancer Corporation
Incoming letter dated January 2, 2002

Dear Mr. Doyle:

This is in response to your letter dated January 2, 2002 concerning the shareholder proposal submitted to Lancer by John D. Norcross. We also have received a letter from the proponent dated January 9, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John D. Norcross
Crane and Norcross
Two North La Salle Street, Suite 2000
Chicago, Illinois 60602-3869

MATTHEWS AND BRANSCOMB

A PROFESSIONAL LAW CORPORATION

January 2, 2002

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for No-Action Letter – Rule 14(a)-8

Ladies and Gentlemen:

We are writing on behalf of our client, Lancer Corporation, a Texas corporation (the "Company"), regarding a letter received by the Company from John D. Norcross, a shareholder of the Company, which contained a proposal (the "Proposal") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Exchange Act. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

1. The Proposal

A copy of the Proposal is attached hereto as Exhibit A. The Proposal reads as follows:

> "RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value."

2. Grounds for Omission

Rule 14a-8(i)(7) allows a company to exclude a proposal from its proxy materials that deals with "a matter relating to the company's ordinary business operations." The ordinary business exclusion confines the "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal directs the Company's board of directors (the "Board") to "enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value." However, maximizing the value of a corporation is the primary goal of the board of directors of a for-profit corporation. To this end, the Board considers and implements business strategies and oversees the management of the Company.

Article 2.31 of the Texas Business Corporation Act (the "TBCA") provides that the business and affairs of a corporation shall be managed under the direction of the board of directors of the corporation, except to the extent that the shareholders of the corporation enter into a shareholders' agreement that eliminates the board of directors, or the shareholders of the corporation elect to be a close corporation under Part Twelve of the TBCA. The shareholders of the Company have neither entered into a shareholders' agreement that eliminates the Board nor elected to be a close corporation under Part Twelve of the TBCA. Therefore management of the business and affairs of the Company by the Board is not limited under the TBCA. Further, the approval of shareholders is required under the TBCA only for extraordinary actions such as the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the Company other than in the ordinary course of business. Outside of such extraordinary transactions, it is the regular and on-going duty of the Board and management to decide how the resources of the Company should be used to "maximize shareholder value."

The decision of whether or not to retain a third party advisor or professional for the purpose of assessing the value of the Company and advising the Board on matters of general business strategy involves ordinary business concerns that are incident to the Board's managerial powers under Texas law. Accordingly, the Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors retain the services of an independent third party for the general purpose of assessing the value of the Company and exploring ways to maximize shareholder value. See, e.g., Vista Bancorp, Inc. (January 22, 2001) (proposal calling for a qualified financial advisory and bank consulting firm to be retained to explore various strategic alternates [sic] for the future of Vista Bancorp excludable), Bowl America, Inc. (Sept. 19, 2000) (proposal calling for board to retain an investment banker to recommend ways to enhance shareholder value excludable), Marsh Supermarkets, Inc. (May 8, 2000) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company excludable), NACCO

Indust., Inc. (March 29, 2000) (proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company excludable), and Sears, Roebuck and Co. (February 7, 2000) (proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company excludable).

The Company recognizes that shareholder proposals relating to extraordinary events may not be excluded pursuant to Rule 14a-8(i)(7). For example, in Allegheny Valley Bancorp, Inc. (January 3, 2001) the proposal recommended that the board retain an investment bank "to solicit offers for the purchase of the Bank's stock or assets." The proposal in Allegheny Valley Bancorp called for the retention of an investment bank for the specific purpose of soliciting offers for the purchase of the Bank's stock or assets, and not for the general purpose of exploring strategic alternatives to maximize shareholder value. Thus, in denying no-action relief, the Staff noted that "the proposal relates to the sale of the Company to the highest bidder." See also, Bergen Brunswig Corporation (December 6, 2000) (proposal that the board of directors arrange for the prompt sale of Bergen Brunswig Corporation to the highest bidder not excludable).

Also, in Temple-Inland, Inc. (February 24, 1998) the proposal recommended that the board engage an investment banker "to explore all alternatives to enhance the value of the company including, but not limited to, possible sale, merger or other transaction for any or all assets of the company." Although the proposal in Temple-Inland calls for the retention of an investment banker for the general purpose of advising the board on ways to enhance the value of the company, the supporting statement explained that the investment banker should be retained to evaluate certain specified extraordinary corporate transactions. Thus, in denying no-action relief, the Staff noted "in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions." See also, Student Loan Corp. (March 18, 1999) (proposal requesting that the board explore alternatives to enhance shareholder value, including a sale, merger or premium tender offer share repurchase not excludable); Quaker Oats Co. (December 28, 1995) (proposal recommending that the board retain an investment banker to explore all alternatives to enhance the value of the company, including a plan to separate the company's business divisions into two independent publicly owned corporations, related to an extraordinary corporate transaction).

The Proposal is distinguishable from such proposals, as it does not advocate a particular extraordinary corporate transaction. The focus of the Proposal is to enlist an investment banker to develop an independent valuation of the Company and to explore strategic alternatives to maximize shareholder value. Since the Proposal does not advocate or even mention an extraordinary corporate transaction, it more closely mirrors Vista Bancorp, Bowl America, Marsh Supermarkets, NACCO and Sears, Roebuck and Co. The Staff granted no-action relief in each of those cases because the proposals at issue focused on non-extraordinary business matters that were part of the company's ordinary business operations.

3. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(7). If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (210) 357-9300 or Michael T. Norman at the same number.

Pursuant to Rule 14a-8(j), we enclose six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to Mr. Norcross to advise him of the Company's intent to exclude the Proposal from the Proxy Materials.

Finally, please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed, pre-addressed, stamped envelope.

Very truly yours,

James M. Doyle, Jr.

Enclosures

CRANE AND NORCROSS
Attorneys at Law
SUITE 2000 • TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602-3869

JOHN D. NORCROSS
MICHAEL E. CRANE
JOSEPH J. BUTLER
SUSAN T. CROWLEY
KRISTEN B. FARRELL
JAMES P. BOYLE

312 / 726-9161
FAX 312 / 726-7032

October 2, 2001

EXHIBIT A

Lancer Corporation
6655 Lancer Boulevard
San Antonio, TX 78219

Attn: Chief Financial Officer

Dear Sir:

I am writing to request that you agree informally to present the attached resolution for shareholder approval at your next annual meeting.

I would appreciate your prompt confirmation.

Thank you.

Very truly yours,

John D. Norcross

John D. Norcross

RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value.

CRANE AND NORCROSS
Attorneys at Law
SUITE 2000 • TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602-3869

JOHN D. NORCROSS
MICHAEL E. CRANE
JOSEPH J. BUTLER
SUSAN T. CROWLEY
KRISTEN B. FARRELL
JAMES P. BOYLE

312 / 726-9161
FAX 312 / 726-7032

January 9, 2002

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lancer Corporation
Shareholders Proposal
Response to Request for No-Action Letter
Rule 14(a)-8

Ladies and Gentlemen:

Please consider this our strong protest to request for no-action letter of Lancer Corporation (Exhibit C attached).

A copy of our proposal is attached as Exhibit A. One would think it to be a routine type of resolution for presentation to the shareholders for their consideration. As you are aware, many similar Resolutions have been presented at many other shareholder meetings.

The difference between the subject resolution and the one mentioned in the Request for No-action (Allegheny Valley Bancorp, Inc. January 2, 2001 - cited on Page 3, Exhibit C, attached) is purely semantic. If the Corporation wishes us to spell out that the purpose of the resolution is to consider sale of the Company, we would be happy to do so.

It is the epitome of bad faith, in our opinion, to

1) On October 16, 2001 request our qualifications for making the proposal (see Exhibit B attached), then after we have satisfied same,
2) on January 2,.2002, after the December 17, 2001 deadline, raise a new objection based upon new and we feel clearly erroneous grounds (Exhibit C attached).

Therefore, we respectfully request that the Staff confirm that it will recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

We are providing a copy of this letter to the Lancer Corporation and their attorneys, Matthews and Branscomb.

Very truly yours,

John D. Norcross

JDN;KV

Enclosures (Five additional copies this letter with Exhibits)

cc: Stonewall J. Fisher, III
Lancer Corporation

Matthews and Branscomb

CRANE AND NORCROSS
Attorneys at Law
SUITE 2000 • TWO NORTH LA SALLE STREET
CHICAGO, ILLINOIS 60602-3869

JOHN D. NORCROSS
MICHAEL E. CRANE
JOSEPH J. BUTLER
SUSAN T. CROWLEY
KRISTEN B. FARRELL
JAMES P. BOYLE

312 / 726-9161
FAX 312 / 726-7032

October 2, 2001

EXHIBIT A

Lancer Corporation
6655 Lancer Boulevard
San Antonio, TX 78219

Attn: Chief Financial Officer

Dear Sir:

I am writing to request that you agree informally to present the attached resolution for shareholder approval at your next annual meeting.

I would appreciate your prompt confirmation.

Thank you.

Very truly yours,

John D. Norcross

John D. Norcross

EXHIBIT A

RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value.

STONEWALL J. FISHER, III
VICE PRESIDENT LEGAL AFFAIRS
& CHIEF LEGAL OFFICER

October 16, 2001

Mr. John D. Norcross
Crane and Norcross
Two North La Salle Street, Suite 2000
Chicago, Illinois 60602-3869

Certified Mail, Return Receipt Requested No. 7000 0520 0025 0712 7684

Re: Shareholder Proposal Request dated October 2, 2001

Dear Mr. Norcross:

LANCER

We are unable to determine from our records if you satisfy the eligibility requirements to submit a shareholder proposal to Lancer Corporation. These eligibility requirements have been established by the SEC. To be eligible to submit a shareholder proposal, you must (i) have continuously held at least $2,000 in market value of Lancer common stock for a period of one year prior to the date of your request and (ii) continue to hold such securities through the annual meeting of shareholders at which the proposal would be considered.

Therefore, please submit information which would support your eligibility to submit a shareholder proposal. If you hold your shares in "street name", you may establish your eligibility by submitting a written statement from the "record" holder of your shares (usually a broker or bank) that confirms that you have continuously held your shares for a period of one year prior to the date of your shareholder proposal letter. You will also need to provide a written statement of your intent to hold such shares through the date of the next annual meeting of the shareholders.

SEC Rules provide that your response to the Company establishing your eligibility must be post marked, or transmitted electronically, no later than fourteen days from the date you receive this letter. If a proper and timely response is not received, the company will exclude your proposal. Upon timely receipt of such verification information, the company will consider your request. Helpful guidance concerning shareholder proposals is contained in Rule 14a-8 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934.

Sincerely yours,

Lancer Corporation

Stonewall J. Fisher, III

Attorney at Law

EXHIBIT B

MATTHEWS AND BRANSCOMB

A PROFESSIONAL LAW CORPORATION

January 2, 2002

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for No-Action Letter – Rule 14(a)-8

Ladies and Gentlemen:

We are writing on behalf of our client, Lancer Corporation, a Texas corporation (the "Company"), regarding a letter received by the Company from John D. Norcross, a shareholder of the Company, which contained a proposal (the "Proposal") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Exchange Act. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

1. The Proposal

A copy of the Proposal is attached hereto as Exhibit A. The Proposal reads as follows:

> "RESOLVED, that the Board of Directors is directed to enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value."

EXHIBIT C

2. Grounds for Omission

Rule 14a-8(i)(7) allows a company to exclude a proposal from its proxy materials that deals with "a matter relating to the company's ordinary business operations." The ordinary business exclusion confines the "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Proposal directs the Company's board of directors (the "Board") to "enlist a nationally prominent investment banking firm to develop an independent valuation of the Company shares and to explore strategic alternatives to maximize shareholder value." However, maximizing the value of a corporation is the primary goal of the board of directors of a for-profit corporation. To this end, the Board considers and implements business strategies and oversees the management of the Company.

Article 2.31 of the Texas Business Corporation Act (the "TBCA") provides that the business and affairs of a corporation shall be managed under the direction of the board of directors of the corporation, except to the extent that the shareholders of the corporation enter into a shareholders' agreement that eliminates the board of directors, or the shareholders of the corporation elect to be a close corporation under Part Twelve of the TBCA. The shareholders of the Company have neither entered into a shareholders' agreement that eliminates the Board nor elected to be a close corporation under Part Twelve of the TBCA. Therefore management of the business and affairs of the Company by the Board is not limited under the TBCA. Further, the approval of shareholders is required under the TBCA only for extraordinary actions such as the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the Company other than in the ordinary course of business. Outside of such extraordinary transactions, it is the regular and on-going duty of the Board and management to decide how the resources of the Company should be used to "maximize shareholder value."

The decision of whether or not to retain a third party advisor or professional for the purpose of assessing the value of the Company and advising the Board on matters of general business strategy involves ordinary business concerns that are incident to the Board's managerial powers under Texas law. Accordingly, the Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors retain the services of an independent third party for the general purpose of assessing the value of the Company and exploring ways to maximize shareholder value. See, e.g., Vista Bancorp, Inc. (January 22, 2001) (proposal calling for a qualified financial advisory and bank consulting firm to be retained to explore various strategic alternates [sic] for the future of Vista Bancorp excludable), Bowl America, Inc. (Sept. 19, 2000) (proposal calling for board to retain an investment banker to recommend ways to enhance shareholder value excludable), Marsh Supermarkets, Inc. (May 8, 2000) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company excludable), NACCO

Indust., Inc. (March 29, 2000) (proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company excludable), and Sears, Roebuck and Co. (February 7, 2000) (proposal requesting the company to hire an investment banker to arrange for the sale of all or parts of the company excludable).

The Company recognizes that shareholder proposals relating to extraordinary events may not be excluded pursuant to Rule 14a-8(i)(7). For example, in Allegheny Valley Bancorp, Inc. (January 3, 2001) the proposal recommended that the board retain an investment bank "to solicit offers for the purchase of the Bank's stock or assets." The proposal in Allegheny Valley Bancorp called for the retention of an investment bank for the specific purpose of soliciting offers for the purchase of the Bank's stock or assets, and not for the general purpose of exploring strategic alternatives to maximize shareholder value. Thus, in denying no-action relief, the Staff noted that "the proposal relates to the sale of the Company to the highest bidder." See also, Bergen Brunswig Corporation (December 6, 2000) (proposal that the board of directors arrange for the prompt sale of Bergen Brunswig Corporation to the highest bidder not excludable).

Also, in Temple-Inland, Inc. (February 24, 1998) the proposal recommended that the board engage an investment banker "to explore all alternatives to enhance the value of the company including, but not limited to, possible sale, merger or other transaction for any or all assets of the company." Although the proposal in Temple-Inland calls for the retention of an investment banker for the general purpose of advising the board on ways to enhance the value of the company, the supporting statement explained that the investment banker should be retained to evaluate certain specified extraordinary corporate transactions. Thus, in denying no-action relief, the Staff noted "in particular that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions." See also, Student Loan Corp. (March 18, 1999) (proposal requesting that the board explore alternatives to enhance shareholder value, including a sale, merger or premium tender offer share repurchase not excludable); Quaker Oats Co. (December 28, 1995) (proposal recommending that the board retain an investment banker to explore all alternatives to enhance the value of the company, including a plan to separate the company's business divisions into two independent publicly owned corporations, related to an extraordinary corporate transaction).

The Proposal is distinguishable from such proposals, as it does not advocate a particular extraordinary corporate transaction. The focus of the Proposal is to enlist an investment banker to develop an independent valuation of the Company and to explore strategic alternatives to maximize shareholder value. Since the Proposal does not advocate or even mention an extraordinary corporate transaction, it more closely mirrors Vista Bancorp, Bowl America, Marsh Supermarkets, NACCO and Sears, Roebuck and Co. The Staff granted no-action relief in each of those cases because the proposals at issue focused on non-extraordinary business matters that were part of the company's ordinary business operations.

3. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(7). If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (210) 357-9300 or Michael T. Norman at the same number.

Pursuant to Rule 14a-8(j), we enclose six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to Mr. Norcross to advise him of the Company's intent to exclude the Proposal from the Proxy Materials.

Finally, please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed, pre-addressed, stamped envelope.

Very truly yours,

James M. Doyle, Jr.

Enclosures

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lancer Corporation
Incoming letter dated January 2, 2002

The proposal directs the board to enlist a nationally prominent investment banking firm to develop an independent valuation of Lancer shares and to explore strategic alternatives to maximize shareholder value.

There appears to be some basis for your view that Lancer may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. We note that the proposal appears to be directed at Lancer's general business strategies and operations. Accordingly, we will not recommend enforcement action to the Commission if Lancer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor